

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 22, 2013

<u>Via E-mail</u>
Fred Luke
President
Green Automotive Company
23 Corporate Place, Suite 150
Newport Beach, CA 92660

>   **Re: Green Automotive Company**
>   **Amendment No. 1 to Form 8-K**
>   **Filed January 15, 2013**
>   **File No. 000-54049**

Dear Mr. Luke:

We issued comments to you on the above captioned filing on February 11, 2013. As of this date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by June 6, 2013 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by June 6, 2013, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact J. Nolan McWilliams at (202) 551-3217 or me at (202) 551-3642 if you have any questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel